Exhibit (a)(1)(W)
February 9, 2007
CARLYLE ANNOUNCES WITHDRAWAL OF ELKCORP TENDER OFFER
     New York, N.Y.—Global private equity firm The Carlyle Group today announced that CGEA Holdings, Inc. (“Parent”), a wholly owned subsidiary of Carlyle Partners IV, L.P. and its wholly owned subsidiary CGEA Investor, Inc. (“Purchaser”), have withdrawn their tender offer of $42.00 per share in cash for all shares of common stock of ElkCorp (NYSE: ELK) following the termination by ElkCorp of its merger agreement with the Carlyle affiliates and payment of a termination fee of $29.0 million in order to enter into a merger agreement with affiliates of Building Materials Corporation of America, which has announced an offer of $43.50 per share.
     No shares of ElkCorp were purchased pursuant to the offer by the Carlyle affiliates, and all tendered shares will be returned promptly.
For further information:
The Carlyle Group
Chris Ullman
(202) 729-5399
ElkCorp
Stephanie Elwood
(972) 851-0472
or
MacKenzie Partners Inc.
Dan Burch or Bob Marese
(212) 929 5405
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About ElkCorp
     ElkCorp, through its subsidiaries, manufactures Elk brand roofing and building products (90% of consolidated revenue) and provides technologically advanced products and services to other industries. Its common stock is listed on the New York Stock Exchange (NYSE:ELK). www.elkcorp.com

About The Carlyle Group
     The Carlyle Group is a global private equity firm with $46.9 billion under management. Carlyle invests in buyouts, venture & growth capital, real estate and leveraged finance in Asia, Europe and North America, focusing on aerospace & defense, automotive & transportation, consumer & retail, energy & power, healthcare, industrial, technology & business services and telecommunications & media. Since 1987, the firm has invested $24 billion of equity in 576 transactions for a total purchase price of $101.8 billion. The Carlyle Group employs more than 740 people in 16 countries. In the aggregate, Carlyle’s portfolio companies have more than $68 billion in revenue and employ more than 200,000 people around the world. www.carlyle.com